PROSPECTUS SUPPLEMENT #3                       FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED JUNE 30, 2000)                  REGISTRATION NO. 333-31894

                       ECHOSTAR COMMUNICATIONS CORPORATION

                                 $1,000,000,000
                 4 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 2007

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     This prospectus supplement relates to the offer and sale from time to time by certain selling securityholders of our 4 7/8% Convertible Subordinated Notes due 2007 and the shares of our class A common stock into which the convertible notes are convertible.

     This prospectus supplement should be read in conjunction with the prospectus dated June 30, 2000, which is to be delivered with this prospectus supplement. The definitions for any capitalized terms used in this prospectus supplement are included in the prospectus.

                               RECENT DEVELOPMENTS

     On September 25, 2000, our wholly-owned subsidiary, EchoStar Broadband Corporation ("EBC"), closed on the sale of $1 billion of 10 3/8% Senior Notes due 2007 (the "EBC Notes"). The proceeds of the EBC Notes will be used primarily by our subsidiaries for the construction and launch of additional satellites, strategic acquisitions and other general working capital purposes. Under the terms of the indenture governing the EBC Notes (the "EBC Indenture"), EBC has agreed to cause its subsidiary, EchoStar DBS Corporation ("EDBS") to make an offer to exchange (the "EDBS Exchange Offer") all of the outstanding EBC Notes for a new class of notes issued by EDBS as soon as practical following the first date (as reflected in EDBS' most recent quarterly or annual financial statements) on which EDBS is permitted to incur indebtedness in an amount equal to the outstanding principal balance of the EBC Notes under the "Indebtedness to Cash Flow Ratio" test contained the indentures (the "EDBS Indentures") governing the EDBS 9 1/4% Senior Notes due 2006 and 9 3/8% Senior Notes due 2009 (collectively the "EDBS Notes"), and such incurrence of indebtedness would not otherwise cause any breach or violation of, or result in a default under, the terms of the EDBS Indentures.

     On October 25, 2000, as contemplated by the terms of the EBC Indenture, EDBS amended the terms of the EDBS Indentures to provide that the recording of some or all of the indebtedness represented by the EBC Notes on the EDBS balance sheet as a result of the application of generally accepted accounting principles and related rules prior to the completion of the EDBS Exchange Offer would not be deemed to constitute an incurrence of indebtedness for certain purposes under the EDBS Indentures. These amendments were approved by more than a majority in principal amount of each issue of the EDBS Notes. The cost of obtaining these consents was immaterial to EchoStar.

Starsight

     In October of 2000, Starsight Telecast, Inc., a subsidiary of Gemstar - TV Guide, filed a suit for patent infringement against us and certain of our subsidiaries in the United States District Court for the Western District of North Carolina, Asheville Division. The suit alleges infringement of United States Patent No. 4,706,121. We have examined this patent and have obtained an opinion from patent counsel that it is not infringed by any of our products or services. We intend to vigorously defend against this action and to assert a variety of counterclaims.

Distant Network Channel Litigation

     Until July 1998, we obtained distant broadcast network channels (ABC, NBC, CBS and FOX) for distribution to our customers through PrimeTime 24. In December 1998, the United States District Court for the Southern District of Florida entered a nationwide permanent injunction requiring PrimeTime 24 to shut off distant network channels to many of its customers, and henceforth to sell those channels to consumers in accordance with certain stipulations in the injunction.

     In October 1998, we filed a declaratory judgment action against ABC, NBC, CBS and FOX in Denver Federal Court. We asked the court to enter a judgment declaring that our method of providing distant network programming did not violate the Satellite Home Viewer Act and hence did not infringe the networks' copyrights. In November 1998, the networks and their affiliate groups filed a complaint against us in Miami Federal Court alleging, among other things, copyright infringement. The court combined the case that we filed in Colorado with the case in Miami and transferred it to the Miami court. The case remains pending in Miami. While the networks have not sought monetary damages, they have sought to recover attorney fees if they prevail.

     In February 1999, the networks filed a "Motion for Temporary Restraining Order, Preliminary Injunction and Contempt Finding" against DirecTV, Inc. in Miami related to the delivery of distant network channels to DirecTV customers by satellite. DirecTV settled this lawsuit with the networks. Under the terms of the settlement between DirecTV and the networks, some DirecTV customers were scheduled to lose access to their satellite-provided distant network channels by July 31, 1999, while other DirecTV customers were to be disconnected by December 31, 1999. Subsequently, PrimeTime 24 and substantially all providers of satellite-delivered network programming other than us agreed to this cut-off schedule, although we do not know if they adhered to this schedule.

     In December 1998, the networks filed a Motion for Preliminary Injunction against us in the Miami court , and asked the court to enjoin us from providing network programming except under limited circumstances. A preliminary injunction hearing was held on September 21, 1999. The court took the issues under advisement to consider the networks' request for an injunction, whether to hear live testimony before ruling upon the request, and whether to hear argument on why the Satellite Home Viewer Act may be unconstitutional, among other things.

     In March 2000, the networks filed an emergency motion again asking the court to issue an injunction requiring us to turn off network programming to certain of our customers. At that time, the networks also argued that our compliance procedures violate the Satellite Home Viewer Improvement Act. We opposed the networks' motion and again asked the court to hear live testimony before ruling upon the networks' injunction request.

     On September 29, 2000, the Court granted the Networks' motion for preliminary injunction, denied the Network's emergency motion and denied our request to present live testimony and evidence. The Court's original order required EchoStar to terminate network programming to certain subscribers "no later than February 15, 1999", and contained other dates which would be physically impossible to comply with. The order imposes restrictions on our past and future sale of distant ABC, NBC, CBS and Fox channels similar to those imposed on PrimeTime 24 (and, we believe, on DirecTV and others). Some of those restrictions go beyond the statutory requirements imposed by the Satellite Home Viewer Act and the Satellite Home Viewer Improvement Act. For these and other reasons we believe the Court's order is, among other things, fundamentally flawed, unconstitutional and should be overturned. However, it is very unusual for a Court of Appeals to overturn a lower court's order and there can be no assurance whatsoever that it will be overturned.

     On October 3, 2000, and again on October 25, 2000, the Court amended its original preliminary injunction order in an effort to fix some of the errors in the original order. The twice amended preliminary injunction order requires us to shut off, by February 15, 2001, all subscribers who are ineligible to receive distant network programming under the court's order. We have appealed the September 29, 2000 preliminary injunction order and the October 3, 2000 amended preliminary injunction order. We have also asked the United States Court of Appeals for the Eleventh Circuit to stay the preliminary injunction orders pending the appeal. Additional briefing schedules and rulings from the Miami Court and from the Court of Appeals could occur at any time. Our effort to seek a stay of the preliminary injunction may not be successful and we may be required to comply with the dates provided in the Court's preliminary injunction order. The preliminary injunction could force us to terminate delivery of distant network channels to a substantial portion of our distant network subscriber base, which could also cause many of these subscribers to cancel their subscription to our other services. Such terminations would result in a small reduction in our reported 'average monthly revenue per subscriber' and could result in a temporary increase in churn.



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

                             SELLING SECURITYHOLDERS


     The information in the table included under the heading "Selling Securityholders" in the prospectus is superceded in part by the information appearing in the following table:


                                                    PRINCIPAL AMOUNT        SHARES OF CLASS A
                                                  OF CONVERTIBLE NOTES        COMMON STOCK         SHARES OF CLASS A
                                                   BENEFICIALLY OWNED        OWNED PRIOR TO           COMMON STOCK
                      NAME                         AND OFFERED HEREBY         THE OFFERING         OFFERED HEREBY (1)

Alexandra Global Investment Fund I Ltd.                 $  2,000,000                                         44,014
Delphi Foundation, Inc.                                 $     45,000                                            990
Eaton Vance High Income Portfolio                       $  5,925,000                                        130,392
Eaton Vance Income Fund of Boston                       $  3,100,000                                         68,222
Erie Insurance Group                                    $  4,000,000                                         88,028
Gaia Offshore Master Fund Ltd.                          $  1,000,000                                         22,007
General Motors Employees Global Group                   $  6,588,000                                        144,982
Pension Trust
General Motors Foundation, Inc.                         $    396,000                                          8,715
Goldman Sachs & Company                                 $  4,950,000                                        108,935
Guardian High Yield Bond Fund                           $    350,000                                         15,405
Guardian VC High Yield Bond Fund                        $    150,000                                          6,602
Hallmark Cards, Inc.                                    $    475,000                                         10,453
Jersey (IMA) Ltd.                                       $  1,000,000                                         22,007
McMahan Securities Company  L.P.                        $    600,000                                         13,204
Motor Insurance Corporation                             $  1,971,000                                         43,376
The Northwestern Mutual Life Insurance                  $  5,500,000                                        121,039
Company-General Account
The Northwestern Mutual Life Insurance                  $    500,000                                         11,004
Company-Group Annuity Separate Account
TQA Master Fund                                         $  7,255,000                                        159,661
TQA Master Fund Plus                                    $  2,150,000                                         47,315
Transamerica Insurance Corporation                      $  2,000,000                                         44,014
Transamerica Life Insurance and Annuities Company       $ 10,000,000                                        220,070
The Victory Convertible Securities Fund                 $    900,000                                         19,806
Zurich HFR Master Hedge Fund Index Ltd.                 $    130,000                                          2,861

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

                                                    PRINCIPAL AMOUNT        SHARES OF CLASS A
                                                  OF CONVERTIBLE NOTES        COMMON STOCK         SHARES OF CLASS A
                                                   BENEFICIALLY OWNED        OWNED PRIOR TO           COMMON STOCK
                      NAME                         AND OFFERED HEREBY         THE OFFERING         OFFERED HEREBY (1)

Other current and future holders of convertible         $235,442,000                                      5,181,382
notes (2)


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     (1)  Assumes a conversion price of $45.44 per share and the payment of cash in lieu of fractional shares.

     (2) Information concerning other selling securityholders, including current holders of convertible notes for which we have not received current information regarding their holdings of convertible notes and class A common stock, or information reflecting transfers of their convertible notes and class A common stock to other selling securityholders, will be included in supplements to this prospectus, if required. For purposes of this table, we have assumed that such holders do not beneficially own any other shares of class A common stock, other than the shares issuable upon conversion of the convertible notes.


 SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR CERTAIN RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY CONVERTIBLE NOTES OR SHARES OF CLASS A
                                  COMMON STOCK.


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Neither the SEC nor any state securities commission has approved or determined whether the prospectus or this prospectus supplement is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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           The date of this prospectus supplement is October 27, 2000


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